UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 26, 2024, Ryde Group Ltd, a Cayman Islands exempted company (the “Company”), entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, to act as the exclusive placement agent (the “Placement Agent”) on a best efforts basis in connection with an offering of 5,300,000 units (the “Units”), each Unit consisting of one Class A Ordinary Share, par value $0.0002 per share (the “Class A Ordinary Shares”) of Ryde, and one common warrant (the “Warrant”) to purchase one Class A Ordinary Share, at a price of $0.85 per Unit (the “Offering”). The Company also entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers named thereto and a warrant agency agreement (the “Warrant Agency Agreement”) with VStock Transfer LLC as the warrant agent in connection with the Offering. The Company issued a total of 5,300,000 Units pursuant to the prospectus included in the Company’s registration statement on Form F-1 (Registration No. 333-282076), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2024 and declared effective on September 25, 2024. The final prospectus was filed on September 27, 2024 (the “Final Prospectus”, and together with Form F-1, the “Registration Statement”). The Registration Statement relating to this Offering is available on the SEC’s website at www.sec.gov.

The Warrants have an initial exercise price of $0.85 per Class A Ordinary Share, subject to adjustments as discussed therein, are exercisable upon issuance and expire five years from the date of issuance. The Warrants contain ownership limitations pursuant to which a holder does not have the right to exercise any portion of their warrants if it would result in the holder (together with its affiliates) beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding Class A Ordinary Shares.

The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds raised in the Offering, and reimbursement for certain expenses. The Company also agreed that for six months from the closing date, it shall not issue or enter into any agreement to issue any Class A Ordinary Shares, file any registration statement without prior written consent of the Placement Agent, or effect or enter into any agreements to effect an issuance of securities involving a variable rate transaction.

The Offering was closed on September 27, 2024.

The Company intends to use the net proceeds of the Offering primarily for general corporate purposes, which may include information technology expenses, research and development expenses, capital expenditures and working capital. The Company may also use the net proceeds from the Offering to acquire, or invest in complementary businesses, technologies, products or assets. Pending use of the net proceeds, the Company intends to invest the proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

The foregoing description of the Placement Agency Agreement, the Warrant, the Warrant Agency Agreement and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of the forms of these agreements attached hereto as Exhibit 1.1, 4.1, 4.2 and 10.1, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Pursuant to the Offering, on September 26, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On September 27, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: September 27, 2024	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-282076), as amended, initially filed with the SEC on September 13, 2024)
4.1	Form of Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-282076), as amended, initially filed with the SEC on September 13, 2024)
4.2	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-282076), as amended, initially filed with the SEC on September 13, 2024)
10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-282076), as amended, initially filed with the SEC on September 13, 2024)
99.1	Pricing Press Release dated September 26, 2024
99.2	Closing Press Release dated September 27, 2024